UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Rule 14f-1

Report of Change in Majority of Directors

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act
of 1934 and Rule 14f-1 thereunder

SHOPPER’S WALLET, INC.
(Name of Registrant as Specified In Its Charter)

Commission File Number: 333-139765

SHOPPER’S WALLET, INC.
33 Hanesher Street
Raanana, Israel 43726
(011) (972) 9-771-1842

Incorporated in the	Employer Identification
State of Nevada	No. 98-050298

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION BY THE SHAREHOLDERS OF
SHOPPER’S WALLET, INC. IS REQUIRED IN RESPONSE TO THIS
INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

GENERAL

This Information Statement is being mailed on or about November 8, 2007 to the holders of shares of common stock, par value $0.0001 (the “Common Stock”) of Shopper’s Wallet, Inc. (the “Company”). You are receiving this Information Statement in connection with the proposed appointment of new members to a majority of seats on the Company’s Board of Directors (the “Board”).

On November 7, 2007, Ms. Jana Whitlock, Mr. Dejan Mirkovic and Mr. Jacob Perry entered into stock purchase agreements (the “Stock Purchase Agreements”) whereby Ms. Whitlock will acquire in aggregate 5,000,000 shares of Common Stock of the Company from Mr. Mirkovic and Mr. Perry at $0.01 per share for a total purchase price of $50,000.

The Stock Purchase Agreements are set to close on or before November 19, 2007 (the “Closing Date”). On the Closing Date, Ms. Jana Whitlock will directly own 5,000,000 shares of Common Stock of the Company which constitutes approximately 68.18% of the issued and outstanding capital stock of the Company. In addition, Ms. Whitlock will be appointed a director as well as the President, CEO, CFO and Treasurer of the Company on or prior to November 19, 2007.

This Information Statement is being furnished to provide you with certain information concerning the anticipated change in the majority of the members of the Company’s Board.

In accordance with the Stock Purchase Agreements, Mr. Dejan Mirkovic and Mr. Jacob Perry were to resign as officers and directors of the Company at closing and Ms. Jana Whitlock was to be appointed as a director as well as the President, CEO, CFO and Treasurer of the Company. However, the resignations and appointment of the above named individuals cannot take place until at least 10 days after this Information Statement has been filed with the Securities and Exchange Commission and transmitted to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors.

In accordance with the Share Purchase Agreements the current Board of the Company will be appointing Ms. Jana Whitlock as a director as well as the President, CEO, CFO and Treasurer of the Company.

Please read this Information Statement carefully. It contains biographical and other information concerning the executive officers and directors. All of the Company’s filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Room 1580, 100F Street N.E., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Company’s filings may be obtained from the SEC’s website at http://www.sec.gov.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of November 6, 2007, regarding beneficial ownership of Common Stock by (i) each person known by the Company (based on publicly available filings with the SEC) to be the beneficial owner of more than 5% of the outstanding shares of its Common Stock, (ii) each current director, nominee and executive officer of the Company and (iii) all current officers and directors as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as otherwise indicated below, the shareholders listed possess sole voting and investment power with respect to their shares.

As of the date of this Information Statement, there are 7,333,333 shares of Common Stock issued and outstanding.

Name and Address of Beneficial Owner	Position	Amount and Nature of Beneficial Ownership	Percent of Common Stock
Jacob Perry 33 Hanesher St. Raanana 43726 Israel	President, CEO and Director	2,500,000	34.09%

Dejan Mirkovic 6812 Bryant St. Burnaby, BC Canada V5E 1S8	Secretary and Director	2,500,000	34.09%

All current officers and directors as a group		5,000,000	68.18%

Notes:
(*)
Beneficial ownership of Common Stock has been determined for this purpose in accordance with Rule 13d-3 under the Exchange Act, under which a person is deemed to be the beneficial owner of securities if such person has or shares voting power or investment power with respect to such securities, has the right to acquire beneficial ownership within 60 days.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information regarding the Company’s proposed executive officers and directors.

Name of Nominee	Age	Principal Occupation During the Last 5 Years
Jana Whitlock President, CEO, CFO, Treasurer and Director	56
Ms. Whitlock has been the Marketing Director of Meridian Marketing & Research S.A. from 2007 to date, which is based in Greece and is in the business of trading fast moving consumer goods and is the representative office for the EU on behalf of several major independent cigarette factories. From 2000 to 2007, Ms. Whitlock was the Marketing Director for European Tobacco Inc., which is based in Greece. From 1998 to 2000, Ms. Whitlock was a Zone Manager for BAT/Rothmans of Pall Mall International Ltd. based in the Ukraine. Ms. Whitlock obtained her Bachelors of Arts Degree (Honours) from the University of London, School of Slavonic and Eastern European Studies in 1974. In addition, Ms. Whitlock completed a Business Management Course at Nene College, Northampton in 1978.

As of the date of this Statement no current or proposed director or executive officer of the Company is or has been involved in any legal proceeding concerning: (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

EXECUTIVE COMPENSATION

The following table sets out the compensation received by the officers of the Company from date of inception, June 28, 2006 to the last fiscal year ended December 31, 2006. The Company did not have any other highly compensated executive officers with annual salary and bonus in excess of $100,000 per year.

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units
Jacob Perry President & CEO	2006	--	--	--	--	--
Dejan Mirkovic Secretary	2006	--	--	--	--	--

No long term incentive plan awards were made to any executive officer during the fiscal year ended December 31, 2006.

Option/SAR Grants in Last Fiscal Year

No individual grants of stock options, whether or not in tandem with stock appreciation rights (“SARs”) and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2006.

There were no formal arrangements under which directors were compensated by the Company during the most recently completed fiscal year for their services solely as directors.

BOARD OF DIRECTORS

Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any current or proposed officers or directors of the Company.

AUDIT COMMITTEE

As of the date of this Statement, our audit committee consisted of the following directors:

Jacob Perry
Dejan Mirkovic

None of the directors on the audit committee are deemed independent. Each member on the current audit committee also hold positions as our officers. Our audit committee is responsible for: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (iii) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (iv) engaging outside advisors; and (v) funding for the outside auditory and any outside advisors engagement by the audit committee.

It is anticipated that the newly constituted Board will appoint Ms. Jana Whitlock to the audit committee upon the resignation of Mr. Jacob and Mr. Mirkovic, which is anticipated to again result in there being a majority of interested directors on the audit committee.

AUDIT FEES

During the fiscal year ended December 31, 2007, the Company expects to incur approximately $40,000 in fees to its principal independent accountant for professional services rendered in connection with audit of the Company’s financial statements for fiscal year ended December 31, 2007 and for the review of the Company’s financial statements for the fiscal quarters ended March 31, 2007, June 30, 2007, and September 30, 2007.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

During fiscal year ended December 31, 2006, the Company did not incur any fees for professional services rendered by its principal independent accountant for certain information technology services which may include, but is not limited to, operating or supervising or managing the Company’s information or local area network or designing or implementing a hardware or software system that aggregate source data underlying the financial statements.

ALL OTHER FEES

The Company did not incur any other audit related fees for advice from its principal independent accountant during the fiscal year ended December 31, 2006.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires the Company’s executive officers, directors and persons who beneficially own more than 10% of the Company’s Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon a review of the Forms 3, 4, and 5 furnished to the Company for the fiscal year ended December 31, 2006, the Company has determined that the Company’s directors, officers, and greater than 10% beneficial owners were not required to file any reporting documents during the fiscal year ended December 31, 2006, as the Company was not a reporting issuer at that time. However, Mr. Jacob Perry and Mr. Dejan Mirkovic failed to timely file their Form 3’s when the Company did become a reporting issuer and such Form 3’s were subsequently filed on May 17, 2007.

DATED: November 7, 2007

Shopper’s Wallet, Inc.

/s/ Dejan Mirkovic
Dejan Mirkovic
Secretary and
a Director